2009 Income and Capital Gain Distributions Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds. Record Date: December 21, 2009 Ex-Dividend Date: December 22, 2009 Payable Date: December 22, 2009 Reinvest Date: December 22, 2009 Meridian Growth Fund Meridian Value Fund Meridian Equity Income Fund Ticker MERDX MVALX MEIFX Cusip 589619-10 5 589619-20 4 589619-30 3 Income Distribution $ 0.1375 $ 0.2528 $ 0.1924 Short-Term Capital Gain $ — $ — $ — Long-Term Capital Gain $ — $ — $ — Total $ 0.1375 $ 0.2528 $ 0.1924 U.S. Government Obligations 0.42% 0.17% 0.00% Dated 3/05/2010 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.